

12060115

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-65911

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/11 (MM/DD/YY) AND ENDING 03/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

WEDGE SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5251 DTC Parkway, Suite 925
(No. and Street)

GREENWOOD VILLAGE	COLORADO	80111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terry Nickels — (303) 476-5916
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EHRHARDT KEEFE STEINER & HOTTMAN PC
(Name - *if individual, state last, first, middle name*)

7979 EAST TUFTS AVE., SUITE 400	DENVER	COLORADO	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5/18/12

OATH OR AFFIRMATION

I, Terry Nickels, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of WEDGE SECURITIES, LLC, as of March 31, 2012 are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature
FINOP/COO
Title



Notary Public

KATHRYN A CYESTER
NOTARY PUBLIC, STATE OF COLORADO
My Comm. Expires Jul. 8, 2016

This report** contains (check all applicable boxes):

- [X] a. Facing page.
- [X] b. Statement of Financial Condition.
- [X] c. Statement of Income (Loss).
- [X] d. Statement of Cash Flows.
- [X] e. Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] f. Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] g. Computation of Net Capital.
- [ ] h. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] i. Information Relating to the Possession or Control Requirement under Rule 15c3-3.
- [ ] j. A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A 15c3-3.
- [ ] k. A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
- [X] l. An Oath or Affirmation.
- [X] m. A Copy of the SIPC Supplemental Report.
- [ ] n. A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEDGE SECURITIES, LLC

Financial Statements
and
Independent Auditors' Report
March 31, 2012

EKS&H

EHRHARDT • KEEFE
STEINER • HOTTMAN PC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

WEDGE SECURITIES, LLC

Table of Contents

EKS&H

EHRHARDT • KEEFE
STEINER • HOTTMAN PC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400

Denver, Colorado 80237-9718

P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT

To the Member
Wedge Securities, LLC
Greenwood Village, Colorado

We have audited the accompanying statement of financial condition of Wedge Securities, LLC (the "Company") as of March 31, 2012 and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wedge Securities, LLC as of March 31, 2012 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

May 11, 2012
Denver, Colorado

WEDGE SECURITIES, LLC

Statement of Financial Condition
March 31, 2012

Assets

Current assets		
Cash	$	339,729
Commissions and fees receivable		60,011
Deposit with clearing broker		225,000
Prepaid expenses		59,873
Total current assets		684,613
Non-current assets		
Property and equipment, net		29,751
Deposit		21,851
Total non-current assets		51,602
Total assets	$	736,215

Liabilities and Member's Equity

Current liabilities		
Accounts payable and accrued liabilities	$	299,558
Commissions payable - member		124,000
Due to member		6,772
Total current liabilities		430,330
Non-current liabilities		
Deferred rent		73,250
Total liabilities		503,580
Commitments and contingencies		
Member's equity		232,635
Total liabilities and member's equity	$	736,215

See notes to financial statements.

WEDGE SECURITIES, LLC

Statement of Operations
For the Year Ended March 31, 2012

Commissions and fees	$ 6,303,651
Expenses	
Commissions	2,293,095
Salaries, wages, and benefits	2,069,181
Other general and administrative	1,190,034
Clearing costs	571,986
Professional services	503,725
Exchange fees	164,180
Trading errors	21,721
Total expenses	6,813,922
Loss from operations	(510,271)
Other income	
Interest income	207
Net loss	$ (510,064)

See notes to financial statements.

WEDGE SECURITIES, LLC

Statement of Changes in Member's Equity
For the Year Ended March 31, 2012

	Member's Capital	Accumulated Earnings (Deficit)	Total Member's Equity
Balance - March 31, 2011	$ 207,440	$ 205,259	$ 412,699
Member capital contributions	330,000	-	330,000
Net loss	-	(510,064)	(510,064)
Balance - March 31, 2012	$ 537,440	$ (304,805)	$ 232,635

See notes to financial statements.

WEDGE SECURITIES, LLC

Statement of Cash Flows
For the Year Ended March 31, 2012

Cash flows from operating activities	
Net loss	$ (510,064)
Adjustments to reconcile net loss to net cash used by operating activities	
Depreciation	10,922
Changes in assets and liabilities	
Commissions and fees receivable	100,247
Prepaid expenses	(12,619)
Deposits	(9,663)
Accounts payable and accrued liabilities	128,933
Commissions payable - member	(28,750)
Deferred rent	23,570
	212,640
Net cash used by operating activities	(297,424)
Cash flows from investing activities	
Purchase of property and equipment	(23,000)
Net cash used by investing activities	(23,000)
Cash flows from financing activities	
Repayment of advances from and advances to member, net	(3,034)
Member capital contributions	330,000
Net cash provided by financing activities	326,966
Net increase in cash	6,542
Cash - beginning of year	333,187
Cash - end of year	$ 339,729

See notes to financial statements.

WEDGE SECURITIES, LLC

Notes to Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies

Wedge Securities, LLC (the "Company") was formed as a limited liability company in the state of Delaware on March 4, 2003 and is a registered broker-dealer under the Securities and Exchange Act of 1934 (the "Act"). The Company's sole member is Wedge Partners Corporation ("Member"). The Company serves as the broker-dealer for security trades for institutions and individuals. The Company conducts its operations in the state of Colorado.

The Company operates pursuant to Rule 15c3-3(k)(2)(ii) of the Act and does not carry customer accounts or clear customer transactions. Accordingly, all transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that its clearing broker will keep such records of the transactions effected and cleared in the customer accounts as are customarily kept by a clearing broker pursuant to Rules 17a-3 and 17a-4 of the Act and perform all services customarily incident thereto. All customer funds and securities received, if any, are transmitted directly to the clearing broker. Therefore, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3 of the Act.

Related party disclosures must be taken into consideration in reviewing the accompanying financial statements (Note 2). The operating results of the Company could vary significantly from those that would have been obtained had the Company operated independently.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests. The Company had no cash equivalents as of March 31, 2012.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash, commissions and fees receivable, and deposit with clearing broker. The Company places its temporary cash investments with what management believes are high-credit, quality financial institutions. The Company performs credit and other analysis relating to those with whom it transacts business in order to reduce the credit risk relating to commissions and fees receivable and deposit with clearing broker.

Fair Value of Financial Instruments

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement:

Level 1: Quoted prices in active markets for identical assets or liabilities;

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

Level 2: Quoted prices in active markets for similar assets and liabilities and inputs that are observable for the asset or liability; or

Level 3: Unobservable inputs in which there is little or no market data, which requires the reporting entity to develop its own assumptions.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Commissions and Fees Receivable

The Company records commissions receivable from its clearing broker as commissions are earned. The Company typically receives payment in full shortly after the receivable is recorded and has determined that no allowance for uncollectible amounts is necessary. The Company historically has not experienced losses from uncollectible accounts.

Deposit with Clearing Broker

Deposit with clearing broker includes funds deposited with the clearing broker to offset certain risks assumed by the clearing broker related to clearing and settling securities and cash transactions on behalf of the Company's customers.

Property and Equipment

Property and equipment is stated at cost. Depreciation is provided utilizing the straight-line method over the estimated useful lives for owned assets, ranging from three to five years and the lesser of the estimated useful lives or lease term for leasehold improvements. Accumulated depreciation was $45,251 at March 31, 2012.

Revenue Recognition

The Company records securities transactions and related revenue and expenses on a trade-date basis, which is the date that a transaction is executed. Non-securities related revenue derived from providing research services are recognized when received due to uncertainty surrounding the amount to be received and ultimately paid by customers.

Income Taxes

The Company has elected to be treated as a limited liability company for income tax purposes. Accordingly, taxable income and losses of the Company are reported on the income tax return of the Company's member, and no provision for income taxes has been recorded in the accompanying financial statements.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

The Company follows the guidance related to accounting for uncertainty in income taxes. If taxing authorities were to disallow any tax positions taken by the Company, the additional income taxes, if any, would be imposed on the member rather than the Company. Accordingly, there would be no effect on the Company financial statements.

Interest and penalties associated with tax positions are recorded in the period assessed as general and administrative expenses. No interest or penalties have been assessed as of March 31, 2012. The Company's information returns for tax years subject to examination by tax authorities include 2007 and 2008 through the current period for state and federal tax reporting purposes, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Related Party Transactions

As discussed in Note 1, the Company served as the broker-dealer for its member for the year ended March 31, 2012. A portion of the Company's revenue was derived from transactions executed on behalf of clients of the member. The Company paid commissions of approximately $139,000 to the member for those transactions during the year ended March 31, 2012.

The Company had other revenues from Wedge Partners Asset Management ("WPAM") of approximately $156,000 related to trade processing the Company provided on WPAM's behalf.

Note 3 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (" Rule 15c3-1"), which requires the maintenance of minimum net capital of $100,000. The Company's net capital at March 31, 2012 was $121,360. Net capital may fluctuate on a daily basis. Additionally, Rule 15c3-1 requires that the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital ratio was 4.15 to 1 as of March 31, 2012.

Note 4 - Commitments

The Company leases office space under non-cancelable operating leases. Rent expense for the year ended March 31, 2012 was $226,950.

The Company has entered into various services and equipment agreements with a financial services provider. The agreements have various expiration dates between 2012 and 2013 and are cancelable by either party upon notice as defined in the agreements. The Company will incur monthly expenses of approximately $23,000 related to these agreements.

Future minimum lease payments under the lease agreements are approximately as follows:

Year Ending March 31,	
2013	$ 227,661
2014	217,258
2015	141,863
2016	109,688
	$ 696,470

Note 5 - Subsequent Events

The Company has evaluated all subsequent events through May 11, 2012, which is the date the financial statements were available to be issued, and has determined there are no events requiring disclosure.

SUPPLEMENTARY INFORMATION

WEDGE SECURITIES, LLC

Schedule I
Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
March 31, 2012

Net Capital

Total member's equity	$	232,635
Additions/deductions		
Prepaid expenses and other		(59,673)
Property and equipment, net		(29,751)
Deposit		(21,851)
Net capital	$	121,360

Aggregate Indebtedness

Accounts payable and accrued liabilities	$	299,558
Commissions payable - member		124,000
Due to member		6,772
Deferred rent		73,250
Total aggregate indebtedness	$	503,580

Computation of Basic Net Capital Requirements

Required minimum net capital	$	100,000
Capital in excess of minimum requirement	$	21,360
Ratio of aggregate indebtedness to net capital		4.15

Reconciliation with the Company's computation:

The above computation does not differ from the computation of net capital prepared by the Company on Form X-17a-5 as of March 31, 2012.

EKS&H
EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-9718
P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member
Wedge Securities, LLC
Greenwood Village, Colorado

In planning and performing our audit of the financial statements of Wedge Securities, LLC (the "Company") as of and for the year ended March 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Member
Wedge Securities, LLC

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

May 11, 2012
Denver, Colorado

EKS&H

EHRHARDT • KEEFE
STEINER • HOTTMAN PC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400

Denver, Colorado 80237-9718

P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Member
Wedge Securities, LLC
Greenwood Village, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended March 31, 2012, which were agreed to by Wedge Securities, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

To the Member
Wedge Securities, LLC

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

May 11, 2012
Denver, Colorado

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended ________________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065911 FINRA MAR
WEDGE SECURITIES LLC
ATTN ACCOUNTS PAYABLE
5251 DTC PKWY STE 925
GREENWOOD VILLAGE CO 80111-2767

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 13,957

B. Less payment made with SIPC-6 filed (exclude interest) (7,721)

____
Date Paid

C. Less prior overpayment applied (________)

D. Assessment balance due or (overpayment) 6236

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum ________

F. Total assessment balance and interest due (or overpayment carried forward) $ 6,236

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $________

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Wedge Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the_____ day of______________, 20_____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 4/1, 20 11
and ending 3/31, 20 12

Eliminate cents

1,903,278 + 1,628,156 + 1,457,629 + 1,312,010

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) = 6,301,073	$ 6,301,073
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 130,181 + 171,779 + 164,180 + 229,938 + 22,014 Algo/Fix, NASD, Pershing.	718,092
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	718,092
2d. SIPC Net Operating Revenues	$ 5,582,981
2e. General Assessment @ .0025	$ 13,957

(to page 1, line 2.A.)